SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2016
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A
Publicly-held Company
Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21
Corporate Registry (NIRE): 33 300 276 963

MATERIAL FACT

New CFO election

TIM Participações S.A. (BM&FBOVESPA: TIMP3; NYSE: TSU), which retains direct control of TIM Celular S.A. and Intelig Telecomunicações Ltda., providing nationwide telecommunication services, announces that:

In reference to the Board of Directors’ Meeting held on September 02, 2016, the members of the Board elected Mr. Adrian Calaza as Chief Financial Officer, whose investiture is conditional on obtaining all necessary consents to the grant of the respective visa, replacing Mr. Guglielmo Noya, whose contract is approaching to its completion and who remains on this position until the effective investiture of Mr. Calaza. The Board of Directors manifested their gratitude to Mr. Noya for the commitment, dedication and contribution to the Company´s development and expressed the best wishes for his future professional journey.

Mr. Calaza holds a degree in Business Administration from the University of Belgrano and a MBA from the University of CEMA, both in Argentina. His former occupation was as Telecom Argentina’s CFO, from 2009 to 2016.

Rio de Janeiro, September 02, 2016.

TIM Participações S.A.
Rogerio Tostes
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: September 2, 2016	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.